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                                                                       EXHIBIT 7
                               (CONCENTREX LOGO)

Dear Fellow Shareholder,

     By now you are probably aware that on July 17, 2000, Concentrex Incorporated (the "Company") entered into a merger agreement with John H. Harland Company ("Harland") and one of its subsidiaries that provides for the acquisition of the Company by Harland at a price of $7.00 per share. Under the terms of the proposed transaction, a subsidiary of Harland has commenced a tender offer for all outstanding shares of the Company's common stock at $7.00 per share.

     YOUR BOARD OF DIRECTORS HAS APPROVED THE HARLAND OFFER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS ACCEPT THE HARLAND OFFER AND TENDER THEIR SHARES PURSUANT TO THE HARLAND OFFER.

     Following the successful completion of the tender offer, upon approval by stockholder vote, if required, the subsidiary of Harland will be merged with the Company, and all shares not purchased in the tender offer will be converted into the right to receive $7.00 per share in cash, without interest, in the merger.

     In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of the Company's financial advisor that the consideration to be received by the Company's stockholders in the transaction is fair, from a financial point of view.

     Accompanying this letter is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Harland's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

     In connection with the Offer, Robert Chamness, Robert Jett and I have agreed to tender our shares, representing approximately 8.27% of the Company's outstanding shares (7.64% if all "in-the-money" stock options are exercised) into the offer. Along with the Company's Board of Directors, management and employees, we thank you sincerely for your loyal support. We believe that the offer and the merger are in the best interests of our stockholders, and we strongly recommend that you accept Harland's offer.

                                          Sincerely,

                                          /s/ Mark W. Chapman
                                          Matthew W. Chapman
                                          Chairman and Chief Executive Officer

July 21, 2000